UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[free English translation]

REMOTE VOTING FORM

Banco Santander (Brasil) S.A.

Extraordinary General Meeting to be held on July 20th, 2017 (“EGM”)

Name
Corporate Taxpayer Enrollment Number (“CNPJ/MF”)orIndividual Taxpayer Enrollment Number (“CPF/MF”)

Fulfilling instructions

(i)     all the blank spaces must be duly fulfilled;

(ii)    all the pages must be initialed;

(iii)   the last page must be signed by the Shareholder or its legal representative(s), as the case may be and pursuant to the applicable legislation in force; and

(iv)   the Form must be certified by a notary.

The following documents have to be sent:

(i)      original Form, duly fulfilled, initialed and signed; and

(ii)     certified copies of the documents that follows:

•                    Individual (Shareholder or legal representative): Identification document with picture (Identity Card - RG and CPF/MF; Driver License – CNH or Professional Card issued with public faith and containing the CPF number). For documents issued abroad it is necessary the respective sworn translation duly certified by the competent consulate (“consularization”).

•                    Legal Entities/Corporations: (i) Articles of Association or Bylaws duly updated, with the document that prove the representation powers (minutes of election); (ii) Identity Card with picture of the representatives (RG and CPF; CNH or Professional Card issued with public faith and containing the CPF number). For documents issued abroad it is necessary the respective sworn translation duly certified by the competent consulate (“consularization”).

Delivery of instructions, indicating the option to send directly to the company or to send fulfilment directions to the shares bookkeeper or custody agent

The Shareholder that chooses to exercise the remote voting through its custody agent (“Custody Agent”) shall transmit the voting instructions observing the rules determined by the Custody Agent, which shall send such voting manifestations to the Depositary Center of B3. The Shareholders must contact their respective Custody Agents to verify the procedures established by them for issuance of the voting instructions through the Form, as well as the documents and information required. The Shareholder shall transmit the instruction for fulfillment of the Form to the Custody Agent until July 14th , 2017, except if a different term is determined by the Custody Agents.

The documents must be sent to the shares bookkeeper (“Bookkeeper”) within seven (7) days before the Extrardinary General Meeting, in fact, until July 14th , 2017. After the receipt of such documents, the Bookkeeper, within three (3) days, shall inform the Shareholder about the receipt of such documents and its acceptance. If the sent documents are not considered proper, the Form shall be deemed invalid, being the Shareholder able to regularize it until July 14th , 2017. The Forms received by the Bookkeeper after July 14th , 2017 shall not be considered for voting purposes.

The documents must be sent to the Company within seven (7) days before the Extraordinary General Meeting, in fact, until July 14th , 2017. After the receipt of such documents, the Company, within three (3) days, shall inform the Shareholder about the receipt of such documents and its acceptance. If the sent documents are not considered proper, the Form shall be deemed invalid, being the Shareholder able to regularize it until July 14th , 2017. The Forms received by the Company after July 14th , 2017 shall not be considered for voting purposes.

Post mail and e-mail to send the remote voting form, if the Shareholder desires to deliver the document directly to the Company

Banco Santander (Brasil) S.A. – Investors Relations – Avenida Presidente Juscelino Kubitschek, 2235 – 26th floor – Vila Olímpia – São Paulo/SP, Brazil –04543-011. E-mail: ri@santander.com.br

Indication of the entity hired by the company to render securities bookkeeping services, with name, location address and e-mail, phone number and contact person

Banco Santander (Brasil) S.A. – Acionistas – Escrituração de Ações – Rua Amador Bueno, 474 – 2nd floor – Block D – Santo Amaro – São Paulo/SP, Brazil – 04752-005. E-mail: custodiaacionistavotoadistancia@santander.com.br. Contact: Aparecido Dimondo. Phone: +55 11 5538-8852.

Resolutions / Questions related to the OGM

Simple Resolution

1. To FIX the number of members that will compose the Board of Directors in the mandate from 2017 to 2019.

The controlling shareholders propose the number of members part of of the Board of Directors for the 2017 to 2019 term to be set at 10 members

[ ] Approve [ ] Reject [ ] Abstain

Election to the board of directors by candidate – Limit of positions to be filled: 1

2. Indication of candidates to the board of directors (the shareholder could indicate as many candidates as the numbers of positions to be filled at the general meeting).

DEBORAH STERN VIEITAS

[ ] Approve [ ] Reject [ ] Abstain

3. In case of adoption of the multiple vote, do you desire to distribute the granted vote on a percentage basis to the candidates?

[ ] Yes [ ] No

4. Seeing of all the candidates that are part of the proposal for purposes of indicating the percentage (%) of votes to be granted

DEBORAH STERN VIEITAS [ ] %

Simple Resolution

5. To CONFIRM the composition of the Company’s Board of Directors

- Álvaro Antônio Cardoso de Souza - Chairman (Independent)

- Sergio Agapito Lires Rial - Vice-President

- Conrado Engel - Director

- José Antonio Alvarez Alvarez - Director

- José de Paiva Ferreira - Director

- José Maria Nus Badía - Director

- Celso Clemente Giacometti - Independent Director

- Deborah Patricia Wright - Independent Director

- Deborah Stern Vieitas - Independent Director

- José Luciano Duarte Penido - Independent Director

[ ] Approve [ ] Reject [ ] Abstain

Simple Question

6. Do you desire to require the adoption of the multiple vote process for election of the Board of Directors, pursuant to Article 141 of Law No. 6.404/76?

*PS: this resolution is not part of the EGM agenda, being included in consideration of the provision set in Article 21-I, item IV, of the Normative Instruction No. 481/09 issued by the National Securities Exchange Commission (Comissão de Valores Mobiliários – CVM).

[ ] Yes [ ] No [ ] Abstain

Simple Question

7. Do you desire to require the implementation of the Fiscal Council, pursuant to Article 161 of Law No. 6.404/76?

*PS: this resolution is not part of the EGM agenda, being included in consideration of the provision set in Article 21-I, item IV, of the Normative Instruction No. 481/09 issued by the National Securities Exchange Commission (Comissão de Valores Mobiliários – CVM).

[ ] Yes [ ] No [ ] Abstain

City:
Date:
Signature:
Shareholder:
E-mail:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 19, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer